SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, October 9, 2020 - BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), hereby informs its shareholders and the market that, due to the update of the Map of Sectors of Damage and Priority Action Lines by the Civil Defense of Maceió, it has decided by mutual agreement with the Public Defender's Office of the State of Alagoas - DPE, the Federal Public Prosecutor's Office - MPF, the Public Prosecutor's Office of the State of Alagoas - MPE and the Public Defender's Office of the Union - DPU, parties of the agreement executed on January 3, 2020, to include approximately 2,000 additional properties in the Financial Compensation and Support for Relocation Program ("PCF"). This estimate replaces the previous of 800 additional properties, as disclosed in the Material Fact of September 15, 2020.

Although the expenses related to PCF shall increase as a result of the inclusion of the additional properties, based on the existing information available, the Company does not expect changes in its estimated aggregate costs of R$3.3 billion, set forth in the Material Fact mentioned above.

Finally, in compliance with applicable laws, the Company will keep the market informed about the relevant developments related to the geological event of Alagoas and its procedures, including in relation to the public civil action proposed by the Federal Public Prosecutor's Office regarding social and environmental damages, on which the Company continues in dialogues with the authorities. The Company cannot rule out future developments related to the theme or its associated expenses, and the costs to be incurred by Braskem may be different from its estimates.

For further clarification, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.